June 18, 2013

Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:    Ryder System, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 14, 2013
From 10-Q for Fiscal Period Ended March 31, 2013
Filed on April 23, 2013
File Number: 001-04364

Dear Ms. Shenk:

On behalf of Ryder System, Inc. (“Ryder”) we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 31, 2013. This letter is a supplement to the responses submitted in our letter to the Staff dated April 29, 2013. The responses below reflect the discussions held during a telephonic meeting held on June 11, 2013 with Mr. Doug Jones and Ms. Aamira Chaudhry. For ease of reference, we have included the Staff's comments in their entirety in italicized text preceding each of our responses.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 14. Income Taxes, Like Kind Exchange Program, page 77

1.
Refer to your response to prior comment 1. You state that you temporarily suspended the like-kind exchange program due in part to the inability to realize incremental cash tax benefits because of the significant net operating loss position for tax purposes you were in. You state that you reinstituted the program effective January 1, 2013 after modifying the administrative procedures associated with the program and that you expect to realize cash tax benefits in future periods. Please address the following for us:

•
How you are able to realize tax benefits upon modification of the program and when presumably you continue to be in a significant net operating loss position. Tell us the modifications made and features of the program after modification that did not exist before modification that enable realization of the associated tax benefits.

Lyn Shenk
Division of Corporation Finance
June 18, 2013

•	The expected impact on income tax expense, income taxes payable and the effective tax rate of the program in future periods and when you expect to realize the tax benefits.

•	Why there was no disclosure in the Form 10-K that the program was reinstated effective January 1, 2013 when it appears your evaluation of the program was completed in late 2012.

Our like-kind exchange program (the “Program”) has qualified, and continues to qualify, as an exchange program under the Internal Revenue Code. Under our Program, the proceeds from the sales of revenue earning equipment (i.e., vehicles) are matched against qualified purchases of revenue earning equipment. The matching of the relinquished vehicles against the replacement vehicles creates a tax-deferred exchange for federal income tax purposes, allowing us to defer the gain on the sale of the relinquished vehicles. The Program does not impact income tax expense nor the effective tax rate. However, the deferral of the gain provides us with a cash tax benefit, unless we are in a net operating loss (NOL) position. In periods when we are in a NOL position, the Program will increase the NOL.

In 2012, our operating tax and licensing departments proposed that we restructure and centralize the administration of vehicle purchasing, licensing and sales in order to reduce vehicle acquisition costs through state sales tax savings as well as realize operational efficiencies. The restructuring included creating a legal entity to administer the purchases of vehicles and another entity to administer the sales of vehicles. Given that the Internal Revenue Code has very defined requirements around the flow of funds and vehicle ownership in a like-kind exchange program, we determined that it was best to temporarily suspend the Program while we restructured and modified these administrative functions. We originally believed that we would only suspend the program for approximately three months. However, the consolidation of the administrative functions became more complex than originally envisioned and ultimately took nine months, from April 2012 to December 2012.

At the beginning of 2012, Ryder was in a NOL position. At the time, we expected to be out of the NOL position in 2015 which would mean that our cash taxes would be reduced as a result of the Program beginning in 2016. By suspending the Program for nine months, tax gains on vehicle sales during that time period were not deferred and decreased our 2012 NOL by $26 million. However, we still to expect to become a cash tax payer in 2016 because the majority of the impact of the deferred gains is offset through higher depreciation in future NOL periods. For these reasons, we did not consider the decrease in the NOL to be material.

The Program, as modified in 2013, will continue to provide the same federal income tax benefits as those prior to suspension. The amount of the future cash tax impact is dependent on various factors, including but not limited to the level of vehicle sales and purchases and tax laws, particularly bonus depreciation. Since the reinstatement of the Program was not going to generate any cash benefit in 2013, we believe the disclosure of the reinstatement as a subsequent event in the Form 10-K is not material to the financial statements.

Lyn Shenk
Division of Corporation Finance
June 18, 2013

In response to the Staff's comment, in our Quarterly Report on Form 10-Q for the period ending June 30, 2013, within the Income Taxes footnote, we will expand our disclosure around the like-kind exchange program to include the following (blacklined for reference):

“We have a like-kind exchange program for certain of our revenue earning equipment operating in the U.S. Pursuant to the program, we dispose of vehicles and acquire replacement vehicles in a form whereby tax gains on disposal of eligible vehicles are deferred. To qualify for like-kind exchange treatment, we exchange through a qualified intermediary eligible vehicles being disposed of with vehicles being acquired, allowing us to generally carryover the tax basis of the vehicles sold (“like-kind exchanges”). The program results in a material deferral of federal and state income taxes, and a decrease in cash taxes in periods when we are not in a net operating loss (NOL) position. As part of the program, the proceeds from the sale of eligible vehicles are restricted for the acquisition of replacement vehicles and other specified applications.

In the second quarter of 2012, we began to restructure and centralize the administration of vehicle purchasing, licensing and sales in order to reduce vehicle acquisition costs as well as realize operational efficiencies. During 2012, we were in a NOL position for tax purposes and were not realizing any benefits from the like-kind exchange program. As a result, effective April 1, 2012, we temporarily suspended the like-kind exchange program. Once we suspended the program, tax gains on vehicles sold during that period were no longer deferred. Those tax gains resulted in an immaterial decrease in the NOL. Although the suspension did not impact our 2012 tax provision or capital spending program, our cash flows increased from the release of the program's restricted cash.

In the first quarter of 2013, once we had completed our restructuring of the administrative processes for purchasing and selling vehicles, we reinstated our like-kind exchange program. The reinstated program operates, and will provide cash tax benefits, in the same manner as it did prior to suspension once we are no longer in a NOL position.”

Note 23. Share-Based Compensation Plans, page 88

2.
Refer to your response to prior comment 2. You state that you added the following disclosure in the Quarterly Report on Form 10-Q for the period ended March 31, 2013 “Dividends on nonvested stock granted after 2011 are not paid unless the award vests.” In conformity with the terms of your incentive compensation plan, please expand this disclosure to state that upon vesting the amount of the dividends paid is equal to the aggregate dividends declared on common shares during the period from the date of grant of the award until the date the shares underlying the award are delivered.

In response to the Staff's comment, in our Quarterly Report on Form 10-Q for the period ending June 30, 2013, within the Share Based Compensation Plans footnote, we will expand our disclosure around nonvested stock issuances to include the following:

“Dividends on nonvested stock granted after 2011 are not paid unless the award vests. Upon vesting, the amount of the dividends paid is equal to the aggregate dividends

Lyn Shenk
Division of Corporation Finance
June 18, 2013

declared on common shares during the period from the date of grant of the award until the date the shares underlying the award are delivered.”

3.
You also state in your response to our prior comment 2 that, although permitted under your incentive compensation plan, you have not historically granted dividends on stock options. Please disclose the fact that dividends may be granted on stock options so that investors may be aware that this feature is permitted.

In response to the Staff's comment, in our Quarterly Report on Form 10-Q for the period ending June 30, 2013, within the Share Based Compensation Plans footnote, we will expand our disclosure around stock option issuances to include the following:

“Under the terms of our Plans, dividends may be granted on our stock options; however, we have not historically granted dividend rights as part of our stock options grants.”

Form 10-Q for the Fiscal Period Ended March 31, 2013

Management's Discussion and Analysis
Financial Resources and Liquidity
Cash Flows, page 33

4.
We note that cash provided by operating activities significantly increased by over 33% in the current year period compared to the prior year period. You attributed the increase to reduced working capital needs and improved cash-based earnings. Please expand your disclosure to discuss the working capital needs that were reduced and why and how operating cash was directly impacted in this regard. Also, use of the term “cash-based earnings” may be a reference to an impermissible non-GAAP measure pursuant to Item 10(e) of Regulation S-K. Please explain to us (i) what “cash-based earnings” represents, (ii) how it is derived, (iii) how it truly is reflective of cash, and (iv) how the measure complies with the cited guidance.

In evaluating the drivers of changes in cash flow from operations, internally, we group the operating items that are included in the Statement of Cash Flows into two categories: cash-based earnings and working capital. Cash-based earnings refers to net earnings adjusted for all the non-cash items listed on the face of the Statement of Cash Flows. Working capital refers to the changes in operating assets and liabilities included on the face of the Statement of Cash Flows. The reduced working capital needs were primarily driven by lower payments to vendors within trade accounts payable and improved collections on trade accounts receivable from customers. The increase in cash-based earnings was primarily driven by higher lease and rental revenues from higher prices on the lease and rental fleet.

In response to the Staff's comment, in future filings, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2013, we will provide disclosure surrounding the specific drivers of changes in working capital to the extent they continue to drive the

Lyn Shenk
Division of Corporation Finance
June 18, 2013

variance in cash provided by operating activities. In addition, we will also specifically discuss the drivers of operating cash flows and will not refer to cash-based earnings.

*****

As requested in your comment letter, we hereby acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing; (b) your comments or our changes to our disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and (c) we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's assistance with regard to these comments and in helping us enhance the disclosure in our public reports. Please direct any questions, comments or requests for further information to the undersigned at (305) 500-4290, fax at (305) 500-7915 or email to cgallo@ryder.com.

Very truly yours,

/s/ Cristina A. Gallo-Aquino

Cristina A. Gallo-Aquino
Vice President and Controller
Ryder System, Inc.

cc: Richard Deas, PricewaterhouseCoopers, LLP Partner